CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 401
Los Angeles, CA 90017

October 30, 2009

VIA EDGAR

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed on October 19, 2009
File No. 333-161690

Amendment No. 1 to Form 10-K
for the Fiscal Year Ended December 31, 2008
Filed October 19, 2009
File No. 000-53475

Dear Ms. Jacobs:

This letter is in response to your letter dated October 29, 2009 relating to the above-referenced filings.  For your ease of reference, we have repeated your comments in this response.  We have also filed Amendment No. 2 to our S-1 Registration Statement (the “Amendment”).

Form S-1

Risk Factors, page 6

“Regulations under the Securities Exchange Act of 1934 . . . .” page 6

1.           We note your revised disclosure in response to prior comment 1, and your statement that changes to remedy these deficiencies will likely entail substantial costs.  Please consider revising your disclosure to quantify these expected costs, as you have in your first amended annual report on Form 10-K.

We have revised the risk factor as you requested.  Please see page 6 of the Amendment.

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
October 30, 2009

Certain Relationships and Related Transactions, page 49

2.           We note your revised disclosure in response to prior comment 2.  Please revise your disclosure in this section to include all disclosure required by Item 404(a) of Regulation S-K for GR Match LLC, including, but not limited to, the basis on which GR Match LLC is a related person.

We have revised this disclosure as you requested.  Please see page 52 of the Amendment.

Item 15.  Recent Sales of Unregistered Securities, page 71

3.           We note your response to prior comment 4, and the Form D you filed on October 13, 2009 for your unregistered offering that commenced on July 7, 2009.  Please note that Rule 503 requires an issuer offering or selling securities in reliance on Rule 504, Rule 505, or Rule 506 to file with the Commission a notice of sales containing the information required by Form D for each new offering of securities no later than 15 calendar days after the first sale of securities in the offering; if you are claiming an exemption from registration solely under Section 4(2) of the Securities Act of 1933, you do not need to file a Form D.

We have revised the disclosure related to the offering, based on your comment.  Please see page 71 of the Amendment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

4.           The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature.  See Section II.B.4 of SEC Release No. 34-46427.  We note that you have made the following changes:

•	Omitted the numbering for the paragraphs;

•	Replaced the word “report” with “annual report” in paragraphs 2 and 4(a); and

•	Omitted the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d).

Please confirm that you will conform your disclosures in future filings to the exact language of [sic] provided in Item 601(b)(31) of Regulation S-K.

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
October 30, 2009

We confirm that in all future filings we will conform our language in the certifications to the exact language provided in Item 601(b)(31) of Regulation S-K.

Finally, please note at page 56 that we have expanded the footnote disclosure relating to the computation of percentage ownership following the offering.

In making this response we acknowledge that:

•	CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer